UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In March 2022, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated March 26, 2022: Late-breaking Phase 3 data at AAD 2022 show Dupixent® (dupilumab) significantly improved signs and symptoms of prurigo nodularis

Exhibit 99.2	Press release dated March 28, 2022: Xenpozyme® (olipudase alfa) approved in Japan, first and only approved therapy indicated to treat acid sphingomyelinase deficiency

Exhibit 99.3	Press release dated March 28, 2022: Sanofi continues on path to industry leadership in Immunology with Dupixent® (dupilumab) as key driver

Exhibit 99.4	Press release dated March 29, 2022: Sanofi and IGM Biosciences Announce Collaboration Agreement for Oncology, Immunology and Inflammation Targets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated March 26, 2022: Late-breaking Phase 3 data at AAD 2022 show Dupixent® (dupilumab) significantly improved signs and symptoms of prurigo nodularis

Exhibit 99.2	Press release dated March 28, 2022: Xenpozyme® (olipudase alfa) approved in Japan, first and only approved therapy indicated to treat acid sphingomyelinase deficiency

Exhibit 99.3	Press release dated March 28, 2022: Sanofi continues on path to industry leadership in Immunology with Dupixent® (dupilumab) as key driver

Exhibit 99.4	Press release dated March 29, 2022: Sanofi and IGM Biosciences Announce Collaboration Agreement for Oncology, Immunology and Inflammation Targets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2022		SANOFI

	By	___/s/ _Alexandra Roger_______
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

4